Exhibit 2.4A

AMENDED AND RESTATED LOAN AGREEMENT

Reference is hereby made to that certain Loan Agreement (the “Prior Loan Agreement”), dated as of September 6, 2002, by and among Ostex International, Inc., a Washington corporation (the “Borrower”), and Inverness Medical Innovations, Inc., a Delaware corporation (the “Lender”).  This AMENDED AND RESTATED LOAN AGREEMENT (this “Loan Agreement”) dated as of October 10, 2002, is entered into by and among the Borrower and the Lender to amend and restate the Prior Loan Agreement in its entirety.  Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Merger Agreement (as defined herein).

WHEREAS, the Borrower entered into that certain merger agreement with Lender and Geras Acquisition Corp., a Washington corporation and a subsidiary of the Lender (“MergerCo”), dated as of September 6, 2002 (the “Merger Agreement”), pursuant to which MergerCo will merge with and into the Borrower (the “Merger”);

WHEREAS, the Borrower desires, in certain circumstances, to obtain interim financing for general working capital purposes until such time as the Borrower and the Lender consummate the Merger or until such earlier time as referred to herein; and

WHEREAS, the Lender is willing, in certain circumstances, to provide such financing pursuant to the terms and conditions contained herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I.  TERMS OF THE LOAN.

Section 1.1.  The Loan.

(a)           Initial Loans.  Subject to the terms and conditions herein, the Lender agrees that it or one of its affiliates will loan the amount of $334,000 to the Borrower on October 10, 2002, the amount of $433,000 to the Borrower on November 12, 2002 and the amount of $233,000 to the Borrower on December 9, 2002 (collectively, the “Initial Loans”).

(b)           Additional Loans.  Subject to the terms and conditions herein, in the event the Merger has not been consummated on or before January 2, 2003, the Lender agrees, no later than five (5) business days after receipt of a written request therefor from the Borrower, to make, or to arrange for one or more of its affiliates to make, additional loans from time to time and as requested from and after January 2, 2003, up to the Maturity Date (as defined herein) (such additional loans, the “Additional Loans”) in an amount or amounts not to exceed $1,000,000 in the aggregate; provided, however, that if the Merger Agreement is terminated other than pursuant to Section 8.1(b), 8.1(c), 8.1(d)(iii), or 8.1(d)(iv) thereof, then no Additional Loan need be made on or after the date of such termination, and provided further, that if the Merger Agreement is terminated pursuant to Section 8.1(b), 8.1(c), 8.1(d)(iii) or 8.1(d)(iv) thereof, no Additional Loan need be made on or after such date of termination if: (X) immediately after such Additional Loan were made the aggregate outstanding amount of the Additional Loans would exceed $750,000 or (Y) in the case of a termination by the Borrower pursuant to Section 8.1(c)(ii) of the Merger Agreement, prior to the date of such Additional Loan, one or more third parties have entered into with the Borrower an Other Agreement.  For the purposes of this Section 1.1(b), an “Other Agreement” shall be defined as: (A) a definitive agreement by and among Borrower and one or more third parties related to an Acquisition Proposal described in Section 6.1(e)(i) – (iv) of the Merger Agreement, (B) commencement of a tender offer or exchange offer in which any person, entity or group acquires beneficial ownership (as such terms are defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), or the right to acquire beneficial ownership of, 50% or more of the outstanding shares of Borrower’s common stock, or (C) any transaction with a third party that is substantially similar in substance and purpose to (A) or (B) above.  Any affiliate that makes an Additional Loan to the Borrower pursuant to the foregoing or an Initial Loan, or any portion thereof, pursuant to Section 1.1(a) hereof shall be referred to herein as an “Additional Lender”.  Notwithstanding anything herein to the contrary, the Lender or any Additional Lender may make, but shall not be required to make, any requested Additional Loan if after such Additional Loan the total of the Borrower’s cash, cash equivalents and short-term investments would then exceed its working capital needs, as set forth in the Borrower’s 2003 Budget, which was delivered by the Borrower to the Lender prior to the execution of the Prior Loan Agreement, for at least six (6) months from the date of the request.  The principal amount of the Initial Loans and any Additional Loans (the “Aggregate Principal Amount”) together with all accrued interest thereon and expenses incurred by the Lender or any Additional Lender in connection therewith (the “Loans”) shall be due and payable in full on the Maturity Date.  The “Maturity Date” will be the earliest to occur of:  (i) the first business day after the effective date of the Merger, (ii) the acceleration of the Loans by the Lender or any Additional Lender upon the occurrence of an Event of Default (as defined in Article IV below), (iii) termination of the Merger Agreement, unless such termination is pursuant to Section 8.1(b), 8.1(c), 8.1(d)(iii) or 8.1(d)(iv) thereof, or (iv) September 30, 2003.

(c)           Notes.  All amounts owed by the Borrower with respect to the Loans shall be evidenced by promissory notes in the form attached hereto as Exhibit A dated the date of each loan (each a “Note”, and collectively the “Notes”).

(d)           Interest.  Each Note shall bear interest, prior to the occurrence of an Event of Default (as defined in Article IV), at a rate per annum equal to the

London InterBank Offered Rate (“LIBOR”) for one-year loans as published in the Wall Street Journal on the date of each Note, plus four and one-half percent (4.5%).  From and after the occurrence of an Event of Default, the unpaid Aggregate Principal Amount and, to the extent permitted by law, overdue interest, shall bear interest at the stated rate of interest plus an additional two percent (2%) per annum.  Interest shall be calculated on the basis of actual days elapsed and on a 360 day year and shall be due and payable on the last business day of each calendar quarter.  All unpaid accrued interest on the Notes shall be due and payable on the Maturity Date.

(e)           Prepayment.  The Borrower may at any time pay the full amount of the Notes without the payment of any premium or fee.

Section 1.2.  Use of Proceeds.  The entire proceeds of each Loan shall be converted into cash, cash equivalents or short-term investments or used by the Borrower for general working capital purposes in accordance with the Borrower’s 2003 Budget.

Section 1.3.  Conditions Precedent to the Loans.

The Lender’s obligations hereunder shall be subject to the fulfillment to the Lender’s or Additional Lender’s satisfaction of the following conditions with respect to any Initial Loan or any Additional Loan, as applicable, to be made on any date:

(a)           Delivery of Documents.  The Lender or Additional Lender shall have received a fully executed Note with respect to the Loan in a principal amount equal to the amount of the Loan made payable to the order of the Lender or the Additional Lender, as applicable.

(b)           Representations and Covenants.  All of the representations, warranties and covenants of the Borrower hereunder and under the other Lender Agreements (as defined in Section 2.2 hereof) shall be true and correct and the Borrower shall have fulfilled all of its obligations hereunder and thereunder required to be fulfilled prior to such date and the Lender shall have received a certificate of the Chief Executive Officer of the Borrower to that effect.

(c)           Default/Notices.  No Event of Default under this Loan Agreement shall have occurred.

(d)           Delivery of Documents to Lender.  With respect to each Additional Loan, the Borrower shall have delivered to the Lender or Additional Lender, as applicable, a written request for such Additional Loan, including a certification from the Chief Executive Officer of the Borrower that after such Additional Loan the total of the Borrower’s cash, cash equivalents and short-term investments would not then exceed its working capital needs, as set forth in the Borrower’s 2003 Budget, for the six (6) months immediately following the date of the request.

Section 1.4.  Availability of Funds.  If the applicable conditions set forth above in Section 1.3 have been satisfied prior to the Maturity Date, the Lender shall make, or arrange for one or more of its affiliates to make (i) the Initial Loans on the dates specified in Section 1.1(a) hereof; and (ii) any requested Additional Loan on or before five (5) business days after the request therefor has been made.  In each case, the Loan funds shall be deposited into the Borrower’s account at a bank to be specified by the Borrower pursuant to written instructions provided to the Lender with respect to such Loan on or before five (5) business days prior to the date such funds are to be deposited.

ARTICLE II.  REPRESENTATIONS AND WARRANTIES.

Section 2.1.  Authority; Enforceability; No Conflict.  The Borrower has the requisite corporate power and authority to execute and deliver this Loan Agreement and to issue the Notes and to carry out its obligations hereunder and thereunder.  The execution, delivery and performance of this Loan Agreement, the issuance of the Notes by the Borrower and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Borrower.  This Loan Agreement has, and the Notes when executed and delivered by the Borrower will have each been, duly and validly executed and delivered by the Borrower and, assuming in the case of this Loan Agreement due and valid authorization, execution and delivery thereof by the Lender, each constitutes a valid and legally binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms.  The execution and delivery of this Loan Agreement do not and the execution and delivery of the Notes by the Borrower will not, and the consummation by the Borrower of the transactions contemplated hereby and thereby will not, conflict with or result in a breach of any provisions of the Company Charter or the Company Bylaws or the Company Rights Agreement.  The execution and delivery of this Loan Agreement do not and the execution and delivery of the Notes by the Borrower will not, and the consummation by the Borrower of the transactions contemplated hereby and thereby will not violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of the Borrower under, or result in being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of (a) any note, bond, mortgage, indenture or deed of trust or (b) any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which the Borrower is a party, or by which the Borrower or any of its properties is bound.  The execution and delivery of this Loan Agreement do not and the execution and delivery of the Notes by the Borrower will not, and the consummation by the Borrower of the transactions contemplated hereby and thereby will not require any consent, approval or authorization of, or declaration, filing (except as may be required to satisfy disclosure requirements of the Securities Laws or the NASDAQ rules and regulations or the rules and regulations of any stock exchange or quotation system on which the Borrower’s securities are listed) or registration with, any governmental or regulatory authority.

Section 2.2.  Representations and Conditions in Lender Agreements.  The Borrower represents and warrants that the representations and warranties of the Borrower contained herein, in the Notes, the Merger Agreement, the Stock Option Agreement and all other documents related to the Merger (collectively the “Lender Agreements”) are true and correct as of September 6, 2002.

ARTICLE III.  COVENANTS.

Section 3.1.  Affirmative Covenants. The Borrower covenants that, until all of the Borrower’s obligations hereunder and under the Notes are paid and performed in full, the Borrower shall:

(a)           (i) preserve and maintain its corporate existence, (ii) use its best efforts to maintain and preserve in full force and effect all material rights, licenses, patents and franchises, (iii) comply in all material respects with all valid and applicable statutes, rules and regulations necessary for the conduct of its business, and (iv) engage only in the businesses which it was conducting on September 6, 2002;

(b)           pay and discharge all lawful taxes, assessments and governmental charges or levies imposed upon it, other than those that the Borrower is contesting in good faith for a period of up to ninety (90) days from the date of the imposition of such taxes, assessments or governmental charges or levies;

(c)           immediately after obtaining knowledge thereof, give written notice to the Lender of any matter which constitutes an Event of Default under this Loan Agreement or a default in the performance by the Borrower under any covenant or agreement contained in any material agreement to which it is a party or by which it is bound, specifying the nature of the same, the period it has existed and what action the Borrower has taken or proposes to take with respect thereto, and any matter which has resulted in or is likely to result in a material adverse change in the financial condition or operations of the Borrower;

(d)           promptly notify the Lender of the threat or commencement of any judicial, administrative or other proceeding against the Borrower; and

(e)           upon request by the Lender, provide officers, agents and employees of the Lender with access at reasonable times to the Borrower’s financial, operating and other data, information, books and records and provide copies thereof to the Lender at its request.  The Lender shall hold in confidence all of such information that is confidential on the terms and subject to the conditions contained in the Confidentiality Agreement between the Borrower and the Lender dated as of March 26, 2002.

Section 3.2.  Negative Covenants.  Until all of the Borrower’s obligations hereunder and under the Notes are paid and performed in full, the Borrower shall not (except pursuant to this Loan Agreement or as otherwise consented to in writing by the Lender):

(a)           (i) declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or (iii) repurchase, redeem or otherwise acquire any of its securities, except in the case of clause (iii), for the acquisition of shares of Borrower common stock from holders of Borrower stock options or warrants in full or partial payment (if such payment was permitted on September 6, 2002) of the exercise price payable by such holders upon exercise of Borrower stock options or warrants;

(b)           issue, sell or deliver any stock of any class or any other securities (including indebtedness having the right to vote) or equity equivalents (including without limitation, stock appreciation rights) other than the issuance of shares of Borrower common stock upon the exercise of Borrower stock options or Borrower warrants in accordance with their present terms;

(c)           acquire, sell, lease, pledge, encumber, transfer or dispose of any assets outside the ordinary course of business that are material to the Borrower (whether by asset acquisition, stock acquisition or otherwise);

(d)           incur any indebtedness for borrowed money, other than in connection with purchases of equipment permitted pursuant to subsection (k) below under lines of credit existing prior to September 6, 2002, guarantee any indebtedness, issue or sell debt securities or warrants or rights to acquire any debt securities, guarantee (or become liable for) any debt of others, make any loans, advances or capital contributions, mortgage, pledge or otherwise encumber any material assets (including Company Intellectual Property Assets, as defined in the Merger Agreement), or incur, assume, create or suffer any Lien (as defined in the Merger Agreement) thereupon;

(e)           pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unassented, contingent or otherwise), other than any payment, discharge or satisfaction (i) in the ordinary course of business consistent with past practice or (ii) in connection with the transactions contemplated by this Loan Agreement or the Merger Agreement;

(f)            change any of the accounting principles or practices used by it (except as required by generally accepted accounting principles, in which case written notice shall be provided to the Lender prior to any such change);

(g)           except as required by law, (i) enter into, adopt, amend or terminate any Employee Program of the Borrower, (ii) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Borrower and one or more of its directors or officers, or (iii) except for normal increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Employee Program of the Borrower or arrangement as in effect as of September 6, 2002;

(h)           adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(i)            settle or compromise any litigation (whether or not commenced prior to September 6, 2002);

(j)            transfer, assign, license or grant to any person or entity ownership in, or rights of any nature to use, any Company Intellectual Property Assets or otherwise extend, amend or modify in any material respect any rights to any Company Intellectual Property Assets or fail to maintain or enforce any Company Intellectual Property Assets;

(k)           authorize, commit to or make any equipment purchases or capital expenditures other than in the ordinary course of business and consistent with past practice and in an aggregate amount not in excess of $50,000;

(l)            with respect to Taxes of or affecting the Borrower, enter into any closing agreement, settle any Tax claim or assessment relating to the Borrower, surrender any right to claim a refund of Taxes;

(m)          modify or amend in any material respect any Material Contract (as defined in the Merger Agreement) or waive, release or assign any rights or claims under any Material Contract;

(n)           enter into any agreement or other arrangement that is material to the business of the Borrower;

(o)           amend any term of any outstanding security of the Borrower in any material respect;

(p)           adopt any amendments to its Articles of Incorporation or By-laws;

(q)           terminate the employment of any officer of the Borrower; or

(r)            take or agree to take any action which would make any of the representations and warranties of the Borrower contained in this Loan Agreement untrue or incorrect as of the date when made in any material respect if such action had then been taken.

Notwithstanding the foregoing, if the Merger Agreement is terminated pursuant to Section 8.1(b), 8.1(c), 8.1(d)(iii) or 8.1(d)(iv) thereof, the Borrower may: (i) take any of the foregoing actions described in (g) or (m) – (q) above for the purpose of reducing its costs and expenses or (ii) take any action described in (a) – (o) above, provided that part or all of the proceeds resulting from such action(s) are sufficient, and are simultaneously with the receipt by the Borrower, used to, pay in full all outstanding amounts (including without limitation, unpaid principal, accrued but unpaid interest and expenses) under the Notes.

ARTICLE IV.  DEFAULT.

Section 4.1.  Events of Default.  If, while any part of the principal of or interest on any Note remains unpaid, any one of the following “Events of Default” occurs:

(a)           the failure by the Borrower to pay any principal, interest or costs and expenses due under any of the Notes or any other amounts payable hereunder or under any Lender Agreement within two (2) business days after the date such payment is due;

(b)           the Borrower (i) has an order, judgment or decree entered by any court of competent jurisdiction, approving a petition seeking reorganization or liquidation of the Borrower, or appointing a receiver, trustee or liquidator of the Borrower of all or a substantial part of its assets; (ii) admits in writing to its inability to pay its debts as they mature; (iii) makes a general assignment for the benefit of creditors; (iv) is adjudicated a bankrupt or insolvent; (v) files a voluntary petition in bankruptcy or a petition or an answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law; (vi) files any answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding or fails to dismiss such petition within sixty (60) days after the filing thereof; or (vii) takes any action for the purpose of effecting any of the foregoing;

(c)           the failure by the Borrower to observe and perform its covenants under this Loan Agreement;

(d)           the failure by the Borrower to observe and perform any material covenant, condition or agreement under the Merger Agreement or the Stock Option Agreement, which failure is not cured within thirty (30) days after the earlier of written notice from the Lender or discovery or knowledge thereof by the Borrower; provided however, that no Event of Default will be deemed to occur under this subsection (d) if the Merger Agreement was terminated pursuant to Section 8.1(b), 8.1(c), 8.1(d)(iii) or 8.1(d)(iv) of the Merger Agreement prior to such failure to observe or perform;

(e)           termination of the Merger Agreement unless such termination is pursuant to Section 8.1(b), 8.1(c), 8.1(d)(iii) or 8.1(d)(iv) thereof;

(f)            the Borrower grants any interest in or assignment of its assets to a third party, except as permitted under the last sentence of Section 3.2 hereof in the event the Merger Agreement is terminated pursuant to Section 8.1(b), 8.1(c), 8.1(d)(iii) or 8.1(d)(iv) thereof;

(g)           any judgment, garnishment, seizure, tax lien or levy against any material assets of the Borrower;

(h)           the Borrower receives funding for working capital from a third party other than the Lender, except as permitted under the last sentence of Section 3.2 hereof in the event the Merger Agreement is terminated pursuant to Section 8.1(b), 8.1(c), 8.1(d)(iii) or 8.1(d)(iv) thereof; or

(i)            the Borrower, without the consent of the Lender, enters into an agreement with a third party, other than the Lender, related to any material corporate transaction not in the ordinary course of business; provided, however, that no Event of Default under this subsection (i) will be deemed to occur if the Borrower enters into such third party agreement without the consent of the Lender (1) after termination of the Merger Agreement pursuant to Section 8.1(b) or 8.1(c)(i) or (2) as permitted under the last sentence of Section 3.2 hereof in the event the Merger Agreement is terminated pursuant to Section 8.1(b), 8.1(c),  8.1(d)(iii) or 8.1(d)(iv) thereof;

then and in every such event, the Lender and any Additional Lender, as applicable, may, without notice to the Borrower, declare one or more of the Notes to be forthwith due and payable, whereupon such Notes shall forthwith become due and payable without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Borrower; provided, however, that upon the happening of any event under subsection (b) of this Section 4.1, then each of the Notes shall, without the taking of any action by the Lender or any Additional Lender, immediately become due and payable.

ARTICLE V.  MISCELLANEOUS.

Section 5.1.  Notices.  All necessary notices, demands and requests permitted or required under this Loan Agreement shall be in writing and shall be deemed effective (a) if given by facsimile, when such facsimile is transmitted to the facsimile number specified below, the appropriate answer back is received and a copy is sent to such party by an express mail carrier at the address indicated below, (b) four (4) days after being mailed by certified mail, return receipt requested, postage prepaid to the applicable party at the address indicated below or (c) one (1) business day after being sent by an express mail carrier to the applicable party at the address indicated below:

To the Lender or an Additional Lender:

Inverness Medical Innovations, Inc.
51 Sawyer Road
Suite 200
Waltham, MA 02453-3448
Attn: General Counsel
Telecopy No.: (781) 647-3939

With copies to:		Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
	Attn:	Stephen W. Carr, P.C.
Scott F. Duggan, Esq.
Facsimile: (617) 523-1231

If to the Borrower:
Ostex International, Inc.
2203 Airport Way South
Suite 400
Seattle, WA 98134
Attn: Chief Executive Officer
Telecopy No.: (206) 292-8625

With a copy to:		Perkins Coie LLP
1201 Third Street
Seattle, Washington 98101
	Attn:	Faith M. Wilson, Esq.
Facsimile: (206) 583-8500

or such other address or facsimile number as such party may hereafter specify for the purpose of receiving notice hereunder.

Section 5.2.  No Waiver.  No failure to exercise, and no delay in exercising, on the part of the Lender, any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

Section 5.3.  Governing Law; Construction.  This Loan Agreement and each of the Notes shall each be deemed to be a contract made under the laws of the Commonwealth of Massachusetts and shall be construed in accordance with the internal laws of the Commonwealth of Massachusetts regardless of the laws that might govern under applicable principles of conflict of laws thereof.  The descriptive headings of the several sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.  This Loan Agreement, together with the exhibits hereto, the Notes and all other documents, instruments and agreements executed pursuant hereto, constitute the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, supersede all prior agreements, understandings or representations pertaining to the subject matter hereof, whether oral or written, and may not be contradicted by evidence of any alleged oral agreement.

Section 5.4.  Waiver of Jury Trial.  TO THE EXTENT PERMITTED BY LAW, THE BORROWER HEREBY WAIVES ITS RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION, CLAIM, SUIT OR PROCEEDING IN RESPECT OR ARISING OUT OF THIS LOAN AGREEMENT, THE NOTES, AND THE OTHER AGREEMENTS AND TRANSACTIONS CONTEMPLATED BY THIS LOAN AGREEMENT.

Section 5.5.  Specific Enforcement; Consent to Jurisdiction.  The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Loan Agreement or any Note were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach of this Loan Agreement or any Note and to enforce specifically the terms and provisions of this Loan Agreement and the Notes in any federal court located in Boston, Massachusetts or in any state court located in Boston, Massachusetts (collectively, the “Massachusetts Courts”), the foregoing being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Massachusetts Court in the event any dispute arises out of or relates to this Loan Agreement, any Note or any of the transactions contemplated by this Loan Agreement or any Note, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Massachusetts Court, (c) waives any objection to the laying of venue of any litigation arising out of or relating to this Loan Agreement, any Note or any of the transactions contemplated by this Loan Agreement or any Note in the Massachusetts Courts and agrees not to plead or claim in any Massachusetts Court that such litigation brought therein has been brought in an inconvenient forum and (d) agrees that it will not bring any action relating to this Loan Agreement, any Note or any of the transactions contemplated by this Loan Agreement or any Note in any court other than a Massachusetts Court.

Section 5.6.  Amendments, Waivers and Consents.  Any term, covenant or condition of this Loan Agreement may be amended, omitted or waived (either generally or in a particular instance and either retroactively or prospectively) only by written consent of the parties hereto.

Section 5.7.  Counterparts.  For the convenience of the parties and to facilitate execution, this Loan Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.

Section 5.8.    Effective Date.  This Loan Agreement shall be effective immediately pending ratification by Borrower’s Board of Directors.  Borrower undertakes to use its best efforts to obtain ratification of this Loan Agreement by its Board of Directors by October 16, 2002. The foregoing notwithstanding, if Borrower’s Board of Directors fails to ratify this Loan Agreement, it shall be deemed null and void and the Prior Loan Agreement shall remain in effect as if this Amended and Restated Loan Agreement had never been executed.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Loan Agreement under seal as of the date first above written.

BORROWER:

OSTEX INTERNATIONAL, INC.

By:
Name: Thomas A. Bologna
Title: Chief Executive Officer and President

LENDER:

INVERNESS MEDICAL INNOVATIONS, INC.

By:
Name: Ron Zwanziger
Title: Chief Executive Officer and President

EXHIBIT A

FORM OF NOTE

$	, 200
Boston, Massachusetts

FOR VALUE RECEIVED, the undersigned, Ostex International, Inc. (the “Borrower”) HEREBY PROMISES TO PAY to the order of Inverness Medical Innovations, Inc. (referred to herein as the “Lender” or “Holder”)] / [                 ] (the “Holder”) an affiliate of Inverness Medical Innovations, Inc. (the “Lender”)] and an Additional Lender under the terms of the Loan Agreement (as defined below), the principal sum of [           ] DOLLARS ([$          ] ), together with interest on the unpaid principal amount from time to time outstanding at the rates and at the times set forth in the Amended and Restated Loan Agreement dated as of October    , 2002 (the “Loan Agreement”), between the Borrower and the Lender.  Notwithstanding any other provision of this note, the entire balance of principal and accrued and unpaid interest shall be due and payable in full on the Maturity Date.  The Maturity Date will be the earliest to occur of (i) the first business day after the effective date of the Merger, (ii) the acceleration of the Loans by the Lender upon the occurrence of an Event of Default, (iii) termination of the Merger Agreement, unless such termination is pursuant to Section 8.1(b), 8.1(c),  8.1(d)(iii) or 8.1(d)(iv) thereof; or (iv) September 30, 2003.

Principal, interest and all other amounts due under this note shall be payable, in immediately available funds, to the Holder at                                                                        , or at such other address as the Holder may from time to time designate in writing to the Borrower.

The Borrower shall have the right, at any time, to prepay all or any part of the outstanding principal amount hereof without the payment of any premium or fee.

In addition to the payment of interest as provided above, the Borrower, shall, on demand, pay to the Holder interest on any overdue installments of principal and, to the extent permitted by applicable law, on overdue installments of interest, at a rate per annum equal to two percent (2%) in excess of the rate otherwise payable hereunder.

This note incorporates by reference all of the terms of the Loan Agreement.  The holder of this note is entitled to all the benefits and rights of the Holder under the Loan Agreement, to which reference is hereby made for a statement of the terms and conditions under which the entire unpaid balance of this note, or any portion thereof, shall become immediately due and payable.  Any capitalized term used in this note which is not otherwise expressly defined herein shall have the meaning ascribed thereto in the Loan Agreement.

The Borrower hereby waives presentment, demand, notice, protest and other demands and notices in connection with the delivery, acceptance or enforcement of this note.

No delay or omission on the part of the holder of this note in exercising any right hereunder shall operate as a waiver of such right or of any other right under this note, and a waiver, delay or omission on any one occasion shall not be construed as a bar to or waiver of any such right on any future occasion.

The Borrower hereby agrees to pay on demand all reasonable costs and expenses, including, without limitation, attorneys’ fees and legal expenses, incurred or paid by the holder of this note in enforcing this note on default.

TO THE EXTENT PERMITTED BY LAW, THE BORROWER HEREBY WAIVES ITS RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION, CLAIM, SUIT OR PROCEEDING IN RESPECT OR ARISING OUT OF THIS NOTE, THE LOAN AGREEMENT, AND THE OTHER AGREEMENTS AND TRANSACTIONS CONTEMPLATED BY THE LOAN AGREEMENT.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

A-2

This note shall be deemed to be under seal, and all rights and obligations hereunder shall be governed by the internal laws of the Commonwealth of Massachusetts regardless of the laws that might govern under applicable principles of conflict of laws thereof.

BORROWER:

OSTEX INTERNATIONAL, INC.

By:	/s/ Thomas A. Bologna
Thomas A. Bologna
Chief Executive Officer and President

A-3